As filed with the Securities and Exchange Commission on July 21, 2004
Registration No. 333-112567

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

Form SB-2

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Granite Falls Community Ethanol Plant, LLC

(Exact name of Registrant as Specified in its Charter)

Minnesota	2689	41-1997390
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2448 — 540th Street, Suite 1

P.O. Box 216
Granite Falls, Minnesota 56241
(320) 564-3100
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Paul Enstad

Chairman and Chief Manager
Granite Falls Community Ethanol Plant, LLC
2448 — 540th Street, Suite 1
P.O. Box 216
Granite Falls, Minnesota 56241
(320) 564-3100
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Jeffrey C. Robbins, Esq.

Messerli & Kramer P.A.
150 South Fifth Street, Suite 1800
Minneapolis, Minnesota 55402
(612) 672-3600
Fax (612) 672-3777

     Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
	Amount to be	Offering Price	Proposed Maximum	Amount of
Title of Securities to be Registered	Registered(1)	Per Unit(1)	Offering Price(1)	Registration Fee(2)

Limited liability company membership units	30,000 units	$1,000	$30,000,000	$3,801

(1)	Includes units that may be issued upon conversion of qualifying bridge loans.

(2)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor is it soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT SUBJECT TO COMPLETION,

DATED JULY 21, 2004

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

$1,000 per Membership Unit

Maximum Offering: $30,000,000 of Membership Units	Minimum Offering: $18,000,000 of Membership Units
Minimum Purchase: Five Membership Units

      By our prospectus dated February 17, 2004 (the “Prospectus”), we have been offering membership units of Granite Falls Community Ethanol Plant, LLC, a Minnesota limited liability company. As of June 30, 2004, we had received subscriptions for the purchase of 10,202 of our Membership Units, or for $10,202,000 of our $18 million minimum. On July 1, 2004, we reached an agreement in principal with Glacial Lakes Energy, LLC of Watertown, South Dakota (“GLE”) pursuant to which GLE proposes to purchase 6,500 of our Membership Units in connection with our initial public offering for $6,500,000. At the same time, we reached an agreement in principal with Fagen, Inc. of Granite Falls, Minnesota (“Fagen”) pursuant to which Fagen proposes to purchase 2,500 of our Membership Units in connection with our initial public offering for $2,500,000. Assuming GLE and Fagen subscribe for these Membership Units, we would achieve the minimum $18 million of subscriptions required to call for the balance of subscription funds from all subscribers.

      GLE and Fagen have indicated that their purchases are subject to various conditions, including making a final investment decision after receipt of this Prospectus Supplement. Among the other conditions of GLE’s proposed purchase, we are to enter into agreements pursuant to which GLE’s personnel will plan, supervise and direct the construction of our proposed ethanol plant and thereafter manage and operate it for us. GLE and Fagen also require the right to elect certain of our Governors. We must amend our Operating and Member Control Agreement to meet these conditions.

      Based on our new proposed corn delivery arrangements, we expect our plant construction costs related to grain handling to increase. Prevailing interest rates also have recently risen. Accordingly, we will not close on the offering unless we have obtained a written commitment from one or more lenders for debt financing to construct and start-up the plant, based on our estimated additional construction and interest costs.

      This Prospectus Supplement describes these new developments. YOU MUST READ THIS PROSPECTUS SUPPLEMENT WITH OUR PROSPECTUS.

       A purchase of membership units involves risks. In addition to the “Risk Factors” beginning on page 6 of our Prospectus, you should review the “Additional Risk Factors” beginning on page 7 of this Prospectus Supplement, before investing in our membership units. Additional risks include:

•	We cannot assure that GLE and Fagen will actually subscribe for membership units;

•	GLE and Fagen may be able to control our business and affairs because of their appointment of particular Governors and GLE’s management agreements with us; and

•	We plan to offer investors who previously subscribed for membership units the opportunity to cancel their subscriptions, which may make it more difficult for us to achieve the minimum sales of units required to close on our offering.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is                     , 2004

RECENT DEVELOPMENTS

      On July 1, 2004, we reached an agreement in principal with GLE pursuant to which GLE proposes to purchase 6,500 of our Membership Units in connection with our initial public offering for $6,500,000. At the same time, we reached an agreement in principal with Fagen pursuant to which Fagen proposes to purchase 2,500 of our Membership Units in connection with our initial public offering for $2,500,000. The price per membership unit for GLE and Fagen is the same as the public offering price.

      Beginning in August 2001, GLE constructed an ethanol production facility in Watertown, South Dakota. GLE began production at its facility in August 2002 and currently produces 48 million gallons of ethanol annually. We believe that GLE’s experience in the construction and operation of ethanol facilities will benefit us greatly. We previously have had no relationship with GLE. However, Fagen is one of our founders and we have planned since early in our inception to use Fagen to construct our plant.

      GLE’s and Fagen’s membership unit purchases are subject to satisfaction of particular conditions, as follows:

•	GLE and Fagen making their final investment decisions after receipt of this Prospectus Supplement;

•	Our entering into a Consulting Agreement with GLE relating to its services in connection with the construction of our proposed ethanol plant;

•	Our entering into an Operating and Management Agreement with GLE relating to its services in connection with the ongoing operations and maintenance of our proposed ethanol plant;

•	Our entering into a new Grain Procurement Agreement with the Farmers Cooperative Elevator Company, to supersede our existing arrangements with the elevator for providing us with our necessary supply of corn; and

•	Amendment of our Operating and Member Control Agreement to allow GLE and Fagen to elect specific members of our Board of Governors and to require particular board and member voting approval for certain events.

Proposed Consulting Agreement with GLE

      Conditioned on GLE’s subscription and purchase of 6,500 membership units from us, we plan to enter into a Consulting Agreement with GLE, which we have negotiated at arm’s length. Under the Consulting Agreement, GLE will assist in planning, and will direct and monitor, the construction of our proposed ethanol plant, including supervising any bidding process, letting all contracts, approving work schedules, making progress payments, securing lien waivers, enforcing our contractual rights and warranty claims and all other things necessary to bring construction of our facility to substantial completion. We have agreed to pay GLE $10,000 per month for its consulting services and reimburse GLE for its pre-approved expenses, other than for travel to and from our facility. The Consulting Agreement will terminate upon the effective date of our Operating and Management Agreement with GLE or sooner if we abandon our project.

Proposed Operating and Management Agreement with GLE

      Assuming GLE’s subscribes and purchases 6,500 membership units from us, we also plan to enter into an Operating and Management Agreement with GLE, which we have also negotiated at arm’s length. Under the Operating and Management Agreement, and beginning six months prior to the estimated completion of our plant’s construction, GLE will perform all services necessary for the equipping, start up and ongoing operation of our ethanol production facility in accordance with highest industry standards. Subject in all cases to oversight by our Board of Governors (and, to the extent applicable, our audit committee), GLE’s contract services will include all activities incident to the day-to-day operations of our plant, such as:

•	obtaining and maintaining compliance with all necessary permits and licenses for our plant;

•	hiring, promoting, discharging and supervising the work of plant employees and arranging for payment of their wages;

•	directing the audit and accounting functions with respect to our plant;

•	within the budget set by the Board of Governors, contracting for the purchase of goods and services, equipment and fixtures for our plant;

•	within the budget set by the Board of Governors, arranging for necessary repairs, additions and improvements to our plant;

•	directing all grain purchasing and commodities risk management;

•	directing the marketing of ethanol and other products manufactured at our facility;

•	directing the preparation of our tax returns, SEC and other filings;

•	commencing or defending litigation or other legal proceedings on our behalf; and

•	preparing reports for our Board of Governors and members on our business and finances.

      As part of the agreement, GLE will supply its own personnel to act as part-time contract officers and managers of our plant for the positions of Chief Executive Officer or General Manager, Commodities Manager, Environmental, Health and Safety Manager and Chief Financial Officer.

      For GLE’s services, we have agreed to pay GLE a $35,000 monthly fee, plus an annual fee equal to 3% of our net income. The monthly fee will be adjusted every three years for changes in the Consumer Price Index. We have also agreed to indemnify GLE against third parties claims brought against GLE on account of its contract services under the agreement, unless due to wrongful conduct by GLE.

      The initial term of the Operating and Management Agreement is for five years. The agreement will automatically renew for successive one-year terms unless terminated 180 days prior to the start of a renewal term. We may also replace GLE upon notice by a vote of 75% of our disinterested Governors if GLE materially breaches its obligations under the agreement.

Proposed Grain Procurement Agreement with the Farmers Cooperative Elevator Company

      At GLE’s request, we have renegotiated our corn supply arrangements with the Farmers Cooperative Elevator Company. We plan to enter into a new 12-year Grain Procurement Agreement with the elevator, conditioned on closing of our offering.

      Under the new agreement, the elevator will be the exclusive source of corn for our ethanol plant. We will pay weekly at market price (generally based on the daily posted board price at the elevator’s Minnesota Falls branch) for corn delivered to us, subject to adjustments for corn of inferior quality or with excess moisture. We will also pay a weekly corn procurement fee of $0.05 per bushel of corn delivered. The corn procurement fee will increase in the fourth and eighth years of our agreement to $0.055 and $0.06, respectively, per bushel of corn delivered.

      The new agreement will supersede our prior agreements with the elevator, except for its obligation to purchase at least $500,000 of our membership units in our offering. The elevator has actually subscribed to purchase $605,000 of our membership units.

      Based on the new arrangements, the elevator no longer plans to construct a new facility on the land it owns next to our site. Accordingly, our plant construction expenses will increase because the elevator will not be paying for and constructing the grain handling system on our site.

Proposed Amendments to Our Operating and Member Control Agreement

      As a condition of GLE’s and Fagen’s purchases of membership units, and therefore, a new condition of closing on this offering, we must amend our Operating and Member Control Agreement to provide for special board representation, voting and other management control arrangements. The following is a summary of the material terms and provisions of the principal proposed amendments. This summary is qualified in its entirety by reference to the full text of the principal proposed amendments to our Operating and Member Control Agreement. These principal amendments are attached as Appendix A to this Prospectus Supplement. A copy of the entire proposed amended and restated Operating and Member Control Agreement is filed as an exhibit to the registration statement of which this Prospectus Supplement is a part.

      Board of Governors. Subject to the board’s creation of two additional positions, our Board of Governors will consist of seven total members, as follows:

GLE’s Board Representation and Rights of Transfer to a Successor. So long as GLE is a member and holds no less than 20% of our membership units, GLE will designate two of our Governors and an alternate. If one of GLE’s Governors is not available, the alternate may act on that Governor’s behalf. If GLE is no longer a member of us or holds less than 20% of our outstanding membership units, then GLE’s Governors will be replaced with “At-Large Additional Governors” (as described below).

Despite this, if GLE sells membership units comprising at least 20% of our outstanding membership units to a single non-affiliated person or entity, the buyer will succeed to GLE’s right to designate two Governors and an alternate. This successor’s right to designate Governors and an alternate will terminate (and the Governors will be replaced with “At-Large Additional Governors”) upon the earlier of:

•	the sale of the successor’s assets,

•	the sale of a majority of the successor’s capital or voting securities (whether by merger or otherwise) or

•	the date that the successor no longer holds at least 20% of our outstanding membership units.

Fagen’s Board Representation. So long as Fagen is a member and holds no less than 5% of our outstanding membership units, Fagen will designate one of our Governors. If Fagen is no longer a member of us or holds less than 5% of our outstanding membership units, then Fagen’s Governor will be replaced with an “At-Large Additional Governor.” Fagen has no right to assign its board representation rights.

“At-Large” Governors. Our members will elect the remaining four Governors (the “At-Large Governors”). If GLE, its successor or Fagen loses the right to appoint a Governor, our members will also elect the replacement Governor (an “At-Large Additional Governor”). GLE, its successor and/or Fagen may not participate in these elections if they can separately designate Governors. The At-Large Governors and any At-Large Additional Governors will together designate an alternate. If any At-Large Governor or At-Large Additional Governor is not available, this alternate may act on that Governor’s behalf.

      Our members will elect the At-Large Governors and any At-Large Additional Governors for three-year terms, as follows:

Class One. In 2005, our members will elect one (or if greater, one-third rounded down to the nearest whole number) of the At-Large Governors and any At-Large Additional Governors.

Class Two. In 2006, our members will elect a second one (or if greater, one-half rounded down to the nearest whole number) of the total number of At-Large Governors and any At-Large Additional Governors that did not stand for election in Class One.

Class Three. In 2007, our members will elect the remaining At-Large Governors and At-Large Additional Governors.

      Special Board Voting Requirements. During such time that GLE is a member of us and holds at least 20% of our outstanding membership units, particular board actions will require a minimum vote of the full Board of Governors.

      The following actions will require a  2/3 vote of the full board:

(i) Hiring a manager or entering into an agreement for management services;

(ii) Hiring any replacement marketer or entering into a replacement marketing services agreement regarding the sale of products produced or sold by us;

(iii) Approving our annual operating and capital budgets;

(iv) Approving the sufficiency of any legal opinion required or the waiver of any such legal opinion; or

(v) Approving the employment or termination of accounting and auditing firms (provided, however, that at any time that we are subject to the provisions of the Sarbanes-Oxley Act of 2002, the engagement and dismissal of our independent accountants will vest solely with our Audit Committee).

      The following actions will require a  3/4 vote of the full board:

(i) Approving the sale, lease, exchange or other disposition of all or substantially all of our assets, or any merger or consolidation;

(ii) Approving any construction at our facility exceeding an estimated cost of $1 million;

(iii) Approving changes over $50,000 in the plans or specifications for, or the contract to design and construct, our proposed ethanol plant;

(iv) Approving the debt financing terms and agreements for our proposed ethanol plant;

(v) Approving expenditures outside of the ordinary course of business in excess of $100,000 which is not part of the annual budget (provided that necessary expenditures to meet operational emergencies may be incurred);

(vi) After this offering, admitting new or substitute members, accepting capital contributions or issuing membership units or options or warrants to purchase membership units;

(vii) Initially hiring any marketer or entering into an initial marketing services agreement regarding the sale of products produced or sold by us;

(viii) Determining our gross asset values or making any tax elections; or

(ix) Further amending our Articles of Organization or our Operating and Member Control Agreement.

      The following action will require an unanimous vote of the full Board:

(i) Amending or replacing the Grain Procurement Agreement with the Farmers Cooperative Elevator Company; or

(ii) Employing or terminating the services of legal counsel.

      Special Member Voting Requirements. During such time that GLE is a member of us and holds at least 20% of our outstanding membership units, the following actions will require member approval of a minimum  2/3 vote of our membership units:

(i) Issuing membership units at less than $1,000 per unit;

(ii) Approving the sale, lease, exchange or other disposition of all or substantially all of our assets, or any merger or consolidation;

(iii) Changing our business purpose; or

(iv) Voluntarily dissolving us.

Updates to Our Sources and Uses of Cash

      Debt Financing. We originally estimated that we would require approximately $55 million of total cash to pay for all of our construction and start-up costs. However, based on our new proposed corn procurement arrangements, the Farmers Cooperative Elevator Company no longer will construct a new facility on the land its owns next to our site. Accordingly, we estimate that our plant construction expenses will increase by approximately $2,850,000 because the elevator will not be paying for and constructing the grain handling system on our site. We also anticipate that, due to recent increases in prevailing interest rates, our financing costs and capitalized interest will increase. As a result, we now need approximately $58 million of total cash. We plan to use debt financing to cover the additional expenses. Accordingly, we now require between approximately $28 and approximately $40 million (depending upon how much equity we raise from this offering) in debt financing to pay the balance of our construction and start-up costs. We have not yet obtained any financing proposal from a commercial bank or other source for our debt financing. However, we will not close on this offering until we obtain a written commitment from one or more lenders for an amount of debt financing which, when added to our net offering proceeds (including any qualifying bridge loan proceeds), will yield at least $57,850,000.

      Revised Sources and Uses of Cash. The following tables describe our revised proposed sources of cash and use of proceeds based on a maximum offering amount of $30,000,000 and a minimum offering amount of $18,000,000 and assuming no qualifying bridge loan proceeds. These figures are estimates only, and the actual sources and uses of funds may vary significantly from the descriptions given below.

	Maximum Offering		Minimum Offering

Estimated Offering and Debt Proceeds:
Gross Offering Proceeds	$30,000,000	51.8%	$18,000,000	31.1%
Less Estimated Offering Expenses	(75,000)	(0.1)	(75,000)	(0.1)

Net Offering Proceeds	29,925,000	51.7	17,925,000	31.0
Estimated Gross Debt Proceeds	27,925,000	48.3	39,925,000	69.0

Total Estimated Offering and Debt Proceeds	$57,850,000	100.0%	$57,850,000	100.0%

      Revised Estimated Use of Offering and Debt Proceeds After Minimum Offering(1):

Plant Construction	$45,900,000	79.3%
Land and Site Development	2,500,000	4.3
Administration Buildings and Furnishings	200,000	0.3
Railroad	750,000	1.3
Construction Insurance Costs	500,000	0.9
Construction Contingency	900,000	1.6
Capitalized Interest(1)	900,000	1.6
Financing Costs(1)	1,000,000	1.7
Organizational Costs	650,000	1.1
Start-up Costs(2)	4,550,000	7.9

Total Estimated Use of Proceeds	$57,850,000	100.0%

(1)	Assumes receipt of no qualifying bridge loan proceeds. In the event that we raise the maximum amount in this offering, we expect that our capitalized interest and financing costs above will be less. We cannot estimate the reduction in these expenses at this time.

(2)	Includes $600,000 of pre-production period expenses, $1,500,000 of initial inventories of corn and other ingredients and chemicals, our initial $500,000 of work-in-process, $950,000 of ethanol and dry distillers grain inventories, $500,000 of spare parts for our process equipment and $500,000 of working capital.

UPDATE ON COMPETITION

      As of May 2004, the ethanol industry has grown to 76 production facilities in the United States, up from 72 facilities as reported in our Prospectus based on January 2004 information. As of May 2004, 12 additional facilities are under new or expansion construction. The largest ethanol producers include Abengoa Bioenergy Corp., A.E. Staley, AGP, Archer Daniels Midland, Aventine Renewable Energy, Inc., Badger State Ethanol, LLC, Cargill, Chief Ethanol, Corn Plus, LLP, Dakota Ethanol, LLC, Glacial Lakes Energy, LLC, Great Plains Ethanol, LLC, Iowa Ethanol, LLC, James Valley Ethanol, LLC, Little Sioux Corn Processors, LP, Michigan Ethanol, LLC, MGP Ingredients, Inc., Midwest Grain Processors, New Energy Corp., Northern Lights Ethanol, LLC, Otter Creek Ethanol, LLC, Sioux River Ethanol, LLC, Tall Corn Ethanol, LLC and VeraSun Energy Corporation, each of which is capable of producing more ethanol than we expect to produce. According to the Renewable Fuels Association, as of May 2004, the following table identifies most of the new producers, new or expansion construction and other updated information in the United States arising since the January 2004 information contained in our Prospectus.

UPDATED U.S. FUEL ETHANOL PRODUCTION CAPACITY

in million gallons per year (mgy)

Company	Location	Feedstock	Mgy

ACE Ethanol†	Stanley, WI	Corn	15 (additional)
Agra Resources Coop (Exol)*	Albert Lea, MN	Corn	38 (increase of 1)
Badger State Ethanol, LLC*	Monroe, WI	Corn	48
Big River Resources, LLC*	West Burlington, IA	Corn	40
Commonwealth Agri-Energy, LLC*	Hopkinsville, KY	Corn	20
Golden Grain Energy, LLC*†	Mason City, IA	Corn	40
Lincolnland Agri-Energy, LLC*†	Palestine, IL	Corn	40
Little Sioux Corn Processors, LP*	Marcus, IA	Corn	46 (increase of 6)

Company	Location	Feedstock	Mgy

Otter Creek Ethanol, LLC*	Ashton, IA	Corn	45
Sioux River Ethanol, LLC*	Hudson, SD	Corn	45
Trenton Agri Products, LLC	Trenton, NE	Corn	30
Utica Energy, LLC†	Oshkosh, WI	Corn	26 (additional)
Voyager Ethanol, LLC*†	Emmetsburg, IA	Corn	50
Total Capacity of All U.S. Plants (includes those under construction)			3,748.8

*	farmer-owned

†	under construction

UPDATE TO CERTAIN TRANSACTIONS AND CONFLICTS OF INTEREST

      Additional Banking and Loan Transactions. In July 2004, Fagen guaranteed an additional $500,000 line of credit at Granite Falls Bank to provide us with working capital. We plan to use a portion of the funds from the line of credit to close on the purchase of the property for our proposed plant site. The line of credit bears interest at 5.9% per annum on the outstanding balance, which is due on demand or December 1, 2004, whichever is later. We plan to repay the line of credit, and thereby retire Fagen’s obligation, out of net proceeds of this offering.

ADDITIONAL RISK FACTORS

      You should be aware that there are various risks associated with an investment in us before you invest in our membership units. You should carefully consider these additional risk factors, together with all of the other information included in this Prospectus Supplement, along with the risk factors, and all of the other information, included in our prospectus.

Additional Risks Associated with Our Financing Plan and This Offering

We cannot assure that GLE and Fagen will actually subscribe for membership units.

      GLE and Fagen have not made their final investment decision to purchase membership units. Their proposed purchases are also subject to particular conditions that we may not satisfy. If GLE and Fagen do not purchase membership units, we will need to seek other investors to reach the minimum number of membership units in this offering.

              Investors who have previously subscribed may elect to cancel their subscriptions, adversely impacting of ability to complete this offering.

      Because of our new proposed arrangements with GLE and Fagen, we plan to offer investors who previously subscribed for membership units the opportunity to cancel their subscriptions. We will return the escrowed funds to investors who elect to do so and then must seek new investors to replace those who cancel their subscriptions. This will may make it more difficult for us to achieve the minimum sales of units required to close on our offering.

We cannot assure that we will obtain the necessary debt financing for our project.

      We estimate that our construction costs for the ethanol plant will increase approximately $2,850,000 because we are now responsible to pay for and construct the grain handling system on our site. Interest rates have also recently increased. We are not raising additional equity to cover these additional expenses, but intend to use debt financing. We have not yet obtained a debt financing commitment for our project and cannot assure that we will be able to do so.

Additional Risks Associated with Our Formation and Operation

GLE and Fagen may be able to control our business and affairs, and their interests may conflict with ours.

      Because of their right to appoint particular Governors, GLE and Fagen may be able to control, or significantly influence, decisions of our Board of Governors. In addition, we will enter into agreements with GLE giving it and its officers comprehensive, day-to-day management authority over our business and finances. As a result, GLE and Fagen could make decisions that adversely our other members. In addition, GLE’s and Fagen’s control over us could deter third parties from making an offer to acquire our business, which might harm investors.

We will depend on GLE and its officers, who will dedicate only part-time efforts to us.

      Under the proposed agreement with GLE, GLE will provide contract management of our business. GLE’s officers will provide services to us on a part-time basis, without any specific time commitments. We cannot assure that the inherent conflicts of interest that will arise will not harm us.

EXPERTS

      The financial statements of Granite Falls Community Ethanol Plant, LLC as of and for the years ended December 31, 2003 and 2002, and for the period from inception (December 29, 2000) to December 31, 2003, appearing in this Prospectus Supplement and registration statement have been audited by Boulay, Heutmaker, Zibell & Co. P.L.L.P., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT AUDITORS

Board of Governors

Granite Falls Community Ethanol Plant, LLC
Granite Falls, MN

      We have audited the accompanying balance sheet of Granite Falls Community Ethanol Plant, LLC (a development stage company), as of December 31, 2003 and 2002 and the related statements of operations, changes in members’ equity (deficit), and cash flows for the years ended December 31, 2003 and 2002 and for the period from inception (December 29, 2000) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Falls Community Ethanol Plant, LLC (a development stage company) as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2003, and the period from inception to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, among other conditions, the Company has incurred a shortage of operating cash, has negative working capital, and has members’ deficit of $299,724. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding this matter is also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BOULAY, HEUTMAKER, ZIBELL & CO. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota

February 3, 2004, except for the second paragraph of Note 4 and the fourth sentence of Note 7 as to which the date is February 17, 2004

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

(A Development Stage Company)

BALANCE SHEET

	December 31,	December 31,
	2003	2002

ASSETS
Current Assets
Cash	$—	$251,987
Prepaid expenses	2,000	1,005

Total current assets	2,000	252,992
Equipment
Office equipment	6,317	6,317
Less accumulated depreciation	1,369	105

Net equipment	4,948	6,212
Other Assets
Deferred offering costs	—	134,978

Total other assets	—	134,978

Total Assets	$6,948	$394,182

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities
Checks drawn in excess of funds on deposit	$11,417	$—
Accounts payable	86,937	39,095
Accrued interest	11,518	5,201
Note payable — Granite Falls Bank	149,000	—
Note payable — City of Granite Falls	47,800	—

Total current liabilities	306,672	44,296
Long-Term Debt	—	47,800
Commitments and Contingencies
Members’ Equity (deficit)
Member contributions, net of costs related to capital contributions, 1,417 units outstanding at December 31, 2003 and December 31, 2002	628,641	628,641
Deficit accumulated during development stage	(928,365)	(326,555)

Total members’ equity (deficit)	(299,724)	302,086

Total Liabilities and Members’ Equity (deficit)	$6,948	$394,182

      Notes to Financial Statements are an integral part of this Statement.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

(A Development Stage Company)

STATEMENTS OF OPERATIONS

			From Inception
	Year Ended	Year Ended	(December 29, 2000)
	December 31,	December 31,	to December 31,
	2003	2002	2003

Revenues	$—	$—	$—
Operating Expenses
Project coordinator	56,218	59,291	149,359
Surveying, site and permitting expense	30,792	36,477	120,510
Professional and consulting fees	126,805	108,595	249,712
General and administrative	57,672	15,186	76,378

Total operating expenses	271,487	219,549	595,959

Operating Loss	(271,487)	(219,549)	(595,959)
Other Income (Expense)
Interest income	748	3,221	3,969
Miscellaneous income	—	—	1,000
Interest expense	(6,317)	(4,202)	(12,621)
Offering costs	(324,754)	—	(324,754)

Total other expense, net	(330,323)	(981)	(332,406)

Net Loss	$(601,810)	$(220,530)	$(928,365)

Net Loss Per Unit (1,417, 928 and 780 weighted average units outstanding, respectively)	$(424.71)	$(237.64)	$(1,190.21)

Notes to Financial Statements are an integral part of this Statement.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

(A Development Stage Company)

STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

Balance — December 29, 2000	$—
Balance — December 31, 2000	—
Net loss for the year ended December 31, 2001	(106,025)

Balance — December 31, 2001	(106,025)
Capital contributions
January 2002 — 200 units	55,000
March-July 2002 — 1,167 units, net of $35,962 of costs related to raising capital contributions	547,538
August 2002 — conversion of $25,000 note payable and accrued interest to the City of Granite Falls to 50 units	26,103
Net loss for the year ended December 31, 2002	(220,530)

Balance — December 31, 2002	302,086
Net loss for the year ended December 31, 2003	(601,810)

Balance — December 31, 2003	$(299,724)

Notes to Financial Statements are an integral part of this Statement.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

			From Inception
	Year Ended	Year Ended	(December 29, 2000)
	December 31,	December 31,	to December 31,
	2003	2002	2003

Cash Flows from Operating Activities
Net loss	$(601,810)	$(220,530)	$(928,365)
Adjustments to reconcile net loss to net cash from operations:
Depreciation	1,264	105	1,369
Offering costs	324,754	—	324,754
Changes in assets and liabilities
Prepaid expenses	(995)	(1,005)	(2,000)
Accounts payable	33,950	(13,998)	68,632
Accrued interest	6,317	4,202	12,621

Net cash used in operating activities	(236,520)	(231,226)	(522,989)
Cash Flows from Investing Activities
Capital expenditures	—	(6,317)	(6,317)

Net cash used in investing activities	—	(6,317)	(6,317)
Cash Flows from Financing Activities
Checks drawn in excess of cash	11,417	—	11,417
Proceeds from short term notes payable	149,000	—	149,000
Proceeds from long term notes payable	—	—	72,800
Member contributions	—	638,500	638,500
Payments for costs of raising capital	—	(35,962)	(35,962)
Payments for offering costs	(175,884)	(130,565)	(306,449)

Net cash provided by (used in) financing activities	(15,467)	471,973	529,306

Net Increase (Decrease) in Cash	(251,987)	234,430	—
Cash — Beginning of Period	251,987	17,557	—

Cash — End of Period	$—	$251,987	$—

Supplemental Disclosure of Noncash Investing and Financing Activities
Deferred offering costs in accounts payable	$18,305	$4,413	$18,305

Conversion of note payable and accrued interest into member units	$—	$26,103	$26,103

Notes to Financial Statements are an integral part of this Statement.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

1.	Summary of Significant Accounting Policies

Nature of Business

      The Company, which anticipates its plant location to be near Granite Falls, Minnesota, was organized to fund and construct a 40 million gallon ethanol plant with distribution to upper Midwest states. In addition, the Company intends to produce and sell distillers dried grains as a co-product of ethanol production. Construction is anticipated to begin in the spring or summer of 2004. As of December 31, 2003, the Company is in the development stage with its efforts being principally devoted to organizational, project feasibility, equity raising and permitting activities.

Fiscal Reporting Period

      The Company has adopted a fiscal year ending December 31 for reporting financial operations.

Accounting Estimates

      Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

      Significant estimates include the deferral of expenditures for offering costs which are dependent upon successful financing and project development, as discussed below. It is at least reasonably possible that these estimates may change in the near term.

Cash

      The Company maintains its accounts at one financial institution which is a member of the Company. At times throughout the year, the Company’s cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Deferred Offering Costs

      The Company defers the costs incurred to raise equity financing until that financing occurs. At such time that the issuance of new equity units occurs, these costs will be netted against the proceeds received; or if the equity financing does not occur, they will be expensed. The initial stock offering terminated in December 2003 and all related deferred offering costs totaling $324,754 were expensed.

Equipment

      Equipment is stated at the lower of cost or estimated fair value. Depreciation is provided over an estimated useful life of five years by use of the straight line depreciation method. Depreciation expense for the years ending 2003 and 2002 was $1,264 and $105, respectively. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Fair Value of Financial Instruments

      The fair value of the Company’s cash and note payable to Granite Falls Bank approximates its carrying value. It is not currently practicable to estimate the fair value of the notes payable to the City of Granite Falls since these agreements contain unique terms, conditions, and restrictions, which were

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

negotiated at arm’s length with the City of Granite Falls, as discussed in Note 3, there is no readily determinable similar instrument on which to base an estimate of fair value.

Grants

      The Company will recognize grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant. For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant.

Income Taxes

      Granite Falls Community Ethanol Plant, LLC is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Reclassification

      Certain amounts in the Statement of Operations for 2002 and inception to date have been reclassified to conform to 2003 classifications. These reclassifications had no effect on net loss as previously reported.

Financial Statement Pronouncements

      The Financial Accounting Standards Board (FASB) has issued Statement No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133.

      The Financial Accounting Standards Board (FASB) has issued Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments.

      Management does not expect the implementation of these pronouncements to have a significant effect on the Company’s financial statements.

2.	Development Stage Enterprise

      The Company was formed on December 29, 2000 to have an indefinite life. The Company was initially capitalized by proceeds from notes payable to the City of Granite Falls, Minnesota and later by contributions from its founding members and additional seed capital investors. The seven founders contributed an aggregate of $55,000 for 700 units and subsequently the Board of Governors approved a 1:2 reverse membership unit split for the founding members. In addition, six of the seven founding members agreed to return to the Company one-half of each of their remaining units, thereby reducing the number of units held by each such founding member to twenty-five. Sixty-five members, including six of the founders or their affiliates, contributed an additional aggregate of $583,500 for 1,167 units that were issued between March and July 2002 pursuant to a private placement memorandum. On July 31, 2002, the Company discontinued selling units under the private placement memorandum. In August 2002, the Company converted a $25,000 note payable plus accrued interest to the City of Granite Falls to 50 units. Net Loss Per Unit retroactively reflects the two 1:2 reverse membership unit splits as well as the return of units to the Company by the founders.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Income and losses are allocated to all members based upon their respective percentage units held. See Note 4 for further discussion of members’ equity.

3.	Notes Payable

      At December 31, 2003 and 2002, the Company has $47,800 of notes payable with the City of Granite Falls, Minnesota due on January 1, 2004, including interest at 7%. All notes are secured by terms and conditions of the Development Agreement dated February 2, 2001, and subsequently amended, between the City and the Company. The repayment of up to the entire amount may be forgiven subject to the covenants set forth in the Development Agreement.

      Under the terms of the Development Agreement, the notes payable can be forgiven at a rate of $5,000 for each job created, up to ten jobs, within six months of the start-up of operations of the facility, provided each job pays a gross annual wage or salary of not less than $24,500. In addition, upon the completion of financing and organizational startup, $25,000 of the notes payable may be converted to equity with a market value of $25,000 or more. In August 2002, the City Council of Granite Falls approved the conversion of a $25,000 note due from the Company plus accrued interest into fifty units. The notes payable are completely forgiven, in their entirety, if the project is abandoned.

      As of December 31, 2003, the Company has a line of credit from a bank expiring January 15, 2004 at a maximum of $200,000 with an interest rate of 5.75% and secured by a separate security agreement and guaranteed by two members of the Company. The outstanding balance as of December 31, 2003, was $149,000.

      In January 2004, the notes payable to the City of Granite Falls and Granite Falls Bank matured. The Company is working with the City of Granite Falls to extend the note. The Company obtained an extension on the Granite Falls Bank note to June 2004. In February 2004, the Company obtained an additional $100,000 note payable with interest at 5.75% from the Granite Falls Bank due in October 2004.

4.	Members’ Equity

      As specified in the Company’s operating agreement, the Company initially will have one class of units. No member shall transfer all or any portion of an interest without the prior written consent of the Board of Governors. The Company prepared an SB-2 Registration Statement for a minimum of 18,000 units and a maximum of 30,000 units which where available for sale at $1,000 per unit with a minimum investment of $5,000. During February 2003, the Company’s Registration Statement was declared effective by the United States Securities and Exchange Commission. The Company did not raise the minimum of $18,000,000 through the offering by December 27, 2003 and the offering expired. As of December 31, 2003, the Company was returning funds to the subscribed investors.

      The Board voted to prepare a new offering and has filed a Registration Statement with the United States Securities and Exchange Commission. This Registration Statement will offer up to a minimum of $18,000,000 and a maximum of $30,000,000 of units for sale at $1,000 per unit. The minimum purchase is five units. The Registration Statement was declared effective in February 2004.

      In addition, bridge loans may be used for property acquisition and plant construction to begin before any subscriptions are accepted. These bridge loans will count toward the $18,000,000 minimum purchase of units if the lender loans the Company at least $500,000 and, by the time the Company first accepts subscriptions, the lender has agreed that the Company will repay the loan only if the Company sells more than the $18,000,000 of units in the Offering and the lender will convert any unpaid balance at August 30, 2004 to units in the Offering at $1,000 per unit.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company will hold all funds received from investors (other than qualifying bridge loan proceeds) in an interest-bearing account at Granite Falls Bank, the escrow agent, until they receive the minimum subscription amount of $18,000.000 (counting, for this purpose, any qualifying bridge loan proceeds) and secure a written commitment from one or more lenders for debt financing to construct and start-up the plant. The Company must receive the $18,000,000 minimum (counting, for this purpose, any qualifying bridge loan proceeds) by August 31, 2004 and secure the debt financing commitment by September 30, 2004. The existing members must also approve particular amendments to the operating agreement before they close. The Company will return the investments (other than qualifying bridge loan proceeds) to the investors promptly with interest if they do not satisfy these conditions.

5.	Income Taxes

      The differences between the financial statement basis and tax basis of assets are as follows:

	December	December
	2003	2002

Financial statement basis of assets	$6,948	$394,182
Plus organization and start-up costs capitalized	494,916	170,162
Syndication costs not deductible for tax purposes	—	(134,978)
Accumulated depreciation and amortization	(1,369)	(211)

Income tax basis of assets	$500,495	$429,155

      There were no differences between the financial statement basis and tax basis of the Company’s liabilities.

6.	Commitments and Contingencies

      The Company has signed a non-binding letter of intent with a general contractor, who is also a member, for various design and construction services. The letter of intent stipulates that the engineer and general contractor will be engaged to construct a plant for approximately $43 million. The Company intends to begin construction in the spring or summer of 2004 and anticipates total project costs to approximate $55 million.

      In addition to the equity the Company intends to raise by August 31, 2004 of $18 to $30 million, the Company will need to obtain debt financing of approximately $25 to $37 million, depending upon the amount of equity raised, to fund the cost of the project. The Company needs to obtain a debt financing commitment by September 30, 2004. The Company does not currently have a written commitment to obtain the additional debt financing.

      In February 2002, the Company executed an energy management and engineering service agreement with an organization that will provide economic comparisons and engineering cost estimates. The total initial commitment for this agreement is $20,000 plus a maximum of $2,500 for travel expense. As of September 30, 2003, $37,750 of these costs are included in accounts payable. The agreement expired in October 2002 and was extended for seven months. In May 2003, the Company terminated this agreement.

      In fiscal 2001, the Company made a nominal payment to obtain an option to purchase approximately 31 acres of land for a price of $168,000. This option was extended in December 2003 to December 31, 2004. The Company is considering this parcel of land as a viable site for their ethanol plant.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In March 2003, the Company made a nominal payment to obtain an option agreement to purchase approximately 25 acres of land for approximately $168,000. This agreement gives the Company until December 31, 2004 to exercise this option.

      In March 2001, the Company executed an agreement, as subsequently amended, with a member to serve as project coordinator. The agreement pays a maximum of $5,000 per month, renews every thirty days, and may be terminated by the Company at any time with no less than 10 days written notice.

      In February 2003, the Company entered into an agreement with an unrelated party to act as the Company’s project consultant. The agreement pays $1,250 per week, with a one-time bonus of $40,000 ($20,000 minimum in Company stock). This bonus is payable after the Company has raised the minimum amount of equity required to close on its public offering and has secured a loan commitment by a prospective lender sufficient to finance the Company’s project. As of December 31, 2003, $4,284 of these costs are included in accounts payable.

      In April 2003, the Company entered an agreement with an unrelated party to primarily focus on transportation, with an emphasis on rail rates, competing modes, transloading alternatives, potential rail-water outlets and new types of rail equipment. The consulting fee will be $75 per hour plus any out-of-pocket expenses, with fees prior to start up at a maximum of $10,000, at which $5,000 will be at risk. As of December 31, 2003, there were no costs included in accounts payable.

      In October 2003, the Company entered into a corn storage and grain handling agreement with a member. The parties agree that their obligations shall be subject to and conditioned upon final approval by the lenders and final financial close of the public offering. In addition, the member does agree that it shall execute a subscription agreement in connection with the above referenced public offering and that the minimum subscribed amount and contribution with respect to the project represented thereby shall be no less than $500,000.

7.	Going Concern

      As shown in the accompanying financial statements, the Company incurred a net loss of $928,365 from inception to December 31, 2003. The Company has incurred a shortage of operating cash and has negative working capital. The Company had not raised the minimum equity offering amount by December 27, 2003 and the offering expired. The Company filed its second registration statement with the United States Securities and Exchange Commission which became effective February 2004. These factors create an uncertainty about the Company’s ability to continue as a going concern. Management of the Company has obtained a line of credit and is seeking additional grants, although they have not yet secured any commitments for such grants. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

8.	Events (Unaudited) Subsequent to the Date of the Report of Independent Auditors

      The Company is filing a post-effective amendment to its Registration Statement. Incorporated in the amendment, the Company has revised its estimate of total costs of the project from approximately $55 million to approximately $57.9 million. The Company anticipates funding the development of the ethanol plant by raising equity of at least $18 million and securing financing of $27.9 -$39.9 million. As of June 30, 2004, the Company has received subscriptions for 10,202 units, which will be subject to certain withdrawal rights as described in the amendment.

      In June 2004, the Company obtained an extension to repay the $200,000 note to Granite Falls Bank until December 1, 2004.

      In July 2004, the Company obtained a $500,000 note from Granite Falls Bank with interest at 5.9% and is due on demand or December 1, 2004, whichever is later. The note is guaranteed by a member.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

(A Development Stage Company)

CONDENSED BALANCE SHEET

March 31,
2004

(Unaudited)
ASSETS
Current Assets
Cash	$7,387
Prepaid expenses	14,595

Total current assets	21,982
Equipment
Office equipment	6,317
Less accumulated depreciation	1,685

Net equipment	4,632
Other Assets
Deferred offering costs	78,724

Total other assets	78,724

Total Assets	$105,338

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$182,020
Accrued interest	13,043
Notes payable — Granite Falls Bank	270,000
Notes payable — City of Granite Falls	47,800

Total current liabilities	512,863
Commitments and Contingencies
Members’ Equity (Deficit)
Member contributions, net of costs related to capital contributions, 1,417 units outstanding at March 31, 2004	628,641
Deficit accumulated during development stage	(1,036,166)

Total members’ equity (deficit)	(407,525)

Total Liabilities and Members’ Equity (Deficit)	$105,388

Notes to Financial Statements are an integral part of this Statement.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

(A Development Stage Company)

CONDENSED STATEMENTS OF OPERATIONS

			From Inception
			(December 29,
	Quarter Ended	Quarter Ended	2000) to
	March 31,	March 31,	March 31,
	2004	2003	2004

	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$—	$—	$—
Operating Expenses
Project coordinator	11,963	15,000	161,322
Surveying, site and permitting expense	21,852	8,827	142,362
Professional and consulting fees	57,413	44,988	304,075
General and administrative	13,556	42,147	92,984

Total operating expenses	104,784	110,962	700,743

Operating Loss
Other Income Expense	(104,784)	(110,962)	(700,743)
Interest income	—	488	3,969
Miscellaneous income	1,000	—	2,000
Interest expense	(4,017)	(941)	(16,638)
Offering costs	—	—	(324,754)

Total other expense, net	(3,017)	(453)	(335,423)

Net Loss	$(107,801)	$(111,415)	$(1,036,166)

Net Loss Per Unit (1,417, 1,417 and 828 weighted average units outstanding, respectively	$(76.08)	$(78.63)	$(1,251.41)

Notes to Financial Statements are an integral part of this Statement.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

(A Development Stage Company)

CONDENSED STATEMENTS OF CASH FLOWS

			From Inception
			(December 29,
	Quarter Ended	Quarter Ended	2000) to
	March 31,	March 31,	March 31,
	2004	2003	2004

	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net Loss	$(107,801)	$(111,415)	$(1,036,166)
Adjustments to reconcile net loss to net cash from operations:
Depreciation	316	316	1,685
Offering costs	—	—	324,754
Changes in assets and liabilities
Prepaid expenses	(12,595)	(12,928)	(14,595)
Accounts payable	58,793	48,497	145,730
Accrued interest	1,525	941	14,146

Net cash used in operating activities	(59,762)	(74,589)	(564,446)
Cash flows from Investing Activities
Capital expenditures	—	—	(6,317)

Net cash used in investing activities	—	—	(6,317)
Cash Flows from Financing Activities
Checks draws in excess of cash	(11,417)	—	—
Proceeds from short term notes payable	121,000	—	342,800
Member contributions	—	—	638,500
Payments for costs of raising capital	—	(648)	(35,962)
Payments for offering costs	(42,434)	—	(367,188)

Net cash provided by (used in) financing activities	67,149	(648)	578,150

Net Increase (Decrease) in Cash	7,387	(75,237)	7,387
Cash — Beginning of Period	—	251,987	—

Cash — End of Period	$7,387	$176,750	$7,387

Supplemental Cash Flow Information
Cash paid during the period for:
Interest	$2,429	$—	$2,429

Supplemental Disclosure of Noncash Investing and Financing Activities
Deferred offering costs in accounts payable	$36,290	$9,385	$36,290

Conversion of note payable and accrued interest into membership units	$—	$—	$26,103

Notes to Financial Statements are an integral part of this Statement.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

March 31, 2004

1.	Summary of Significant Accounting Policies

      The accompanying unaudited condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted as permitted by such rules and regulations. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s audited financial statements for the year ended December 31, 2003, contained in the Company’s annual report on Form 10-KSB for 2003.

      In the opinion of management, the interim condensed financial statements reflect all adjustments considered necessary for fair presentation. The adjustments made to these statements consist only of normal recurring adjustments.

Nature of Business

      The Company, which anticipates its plant location to be near Granite Falls, Minnesota, was organized to fund and construct a 40 million gallon ethanol plant with distribution to upper Midwest states. In addition, the Company intends to produce and sell distillers dried grains as a co-product of ethanol production. Construction is anticipated to begin in the summer of 2004. As of March 31, 2004, the Company is in the development stage with its efforts being principally devoted to organizational, project feasibility, equity raising and permitting activities.

Accounting Estimates

      Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

      Significant estimates include the deferral of expenditures for offering costs which are dependent upon successful financing and project development, as discussed below. It is at least reasonably possible that these estimates may change in the near term.

Deferred Offering Costs

      The Company defers the costs incurred to raise equity financing until that financing occurs. At such time that the issuance of new equity units occurs, these costs will be netted against the proceeds received; or if the equity financing does not occur, they will be expensed.

Fair Value of Financial Instruments

      The fair value of the Company’s cash and notes payable to Granite Falls Bank approximates their carrying value. It is not currently practicable to estimate the fair value of the notes payable to the City of Granite Falls since these agreements contain unique terms, conditions, and restrictions, which were negotiated at arm’s length with the City of Granite Falls, as discussed in Note 3, there is no readily determinable similar instrument on which to base an estimate of fair value.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Grants

      The Company will recognize grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant. For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant.

Income Taxes

      Granite Falls Community Ethanol Plant, LLC is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Financial Statement Pronouncements

      The Financial Accounting Standards Board (FASB) has issued Statement No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133.

      The Financial Accounting Standards Board (FASB) has issued Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments.

      Management does not expect the implementation of these pronouncements to have a significant effect on the Company’s financial statements.

2.	Development Stage Enterprise

      The Company was formed on December 29, 2000 to have an indefinite life. The Company was initially capitalized by proceeds from notes payable to the City of Granite Falls, Minnesota and later by contributions from its founding members and additional seed capital investors. The seven founders contributed an aggregate of $55,000 for 700 units and subsequently the Board of Governors approved a 1:2 reverse membership unit split for the founding members. In addition, six of the seven founding members agreed to return to the Company one-half of each of their remaining units, thereby reducing the number of units held by each such founding member to twenty-five. Sixty-five members, including six of the founders or their affiliates, contributed an additional aggregate of $583,500 for 1,167 units that were issued between March and July 2002 pursuant to a private placement memorandum. On July 31, 2002, the Company discontinued selling units under the private placement memorandum. In August 2002, the Company converted a $25,000 note payable plus accrued interest to the City of Granite Falls to 50 membership units. Net Loss Per Unit retroactively reflects the two 1:2 reverse membership unit splits as well as the return of units to the Company by the founders.

      Income and losses are allocated to all members based upon their respective percentage units held. See Note 4 for further discussion of members’ equity.

3.	Notes Payable

      At March 31, 2004, the Company has $47,800 of notes payable with the City of Granite Falls, Minnesota due on January 1, 2004, including interest at 7%. At March 31, 2004, the Company is working with the City to extend these notes payable. All notes are secured by terms and conditions of the Development Agreement dated February 2, 2001, and subsequently amended, between the City and the

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company. The repayment of up to the entire amount may be forgiven subject to the covenants set forth in the Development Agreement.

      Under the terms of the Development Agreement, the notes payable can be forgiven at a rate of $5,000 for each job created, up to ten jobs, within six months of the start-up of operations of the facility, provided each job pays a gross annual wage or salary of not less than $24,500. In addition, upon the completion of financing and organizational startup, $25,000 of the notes payable may be converted to equity with a market value of $25,000 or more. In August 2002, the City Council of Granite Falls approved the conversion of a $25,000 note due from the Company plus accrued interest into fifty membership units. The notes payable are completely forgiven, in their entirety, if the project is abandoned.

      As of March 31, 2004, the Company has a line of credit from a bank expiring June 1, 2004 at a maximum of $200,000 with an interest rate of 5.75% and secured by a separate security agreement and guaranteed by two members of the Company. The outstanding balance as of March 31, 2004 was $200,000.

      In February 2004, the Company obtained an additional $100,000 note payable with interest at 5.75%, secured by a separate security agreement and guaranteed by a member of the Company and due in October 2004, from the Granite Falls Bank. The outstanding balance as of March 31, 2004 was $70,000.

      In April 2004, the Company obtained an additional $50,000 note payable with interest at 5.75% from the Granite Falls Bank due in October 2004, secured by a separate security agreement and guaranteed by a member of the Company and due in October 2004, from the Granite Falls Bank.

4.	Members’ Equity

      As specified in the Company’s operating agreement, the Company initially will have one class of membership units. No member shall transfer all or any portion of an interest without the prior written consent of the Board of Governors. The Company prepared an SB-2 Registration Statement for a minimum of 18,000 units which expired on December 27, 2003 because the Company did not raise the required minimum.

      The Board voted to prepare a new offering and has filed a Registration Statement with the United States Securities and Exchange Commission. This Registration Statement will offer up to a minimum of $18,000,000 and a maximum of $30,000,000 of units for sale at $1,000 per unit. The minimum purchase is five units. The Registration Statement was declared effective in February 2004.

      In addition, bridge loans may be used for property acquisition and plant construction to begin before any subscriptions are accepted. These bridge loans will count toward the $18,000,000 minimum purchase of units if the lender loans the Company at least $500,000 and, by the time the Company first accepts subscriptions, the lender has agreed that the Company will repay the loan only if the Company sells more than the $18,000,000 of units in this offering and the lender will convert any unpaid balance at August 30, 2004 to units in this offering at $1,000 per unit. At May 10, 2004, the Company had 9,664,000 of units subscribed for.

      The Company will hold all funds received from investors, other than qualifying bridge loan proceeds, in an interest-bearing account at Granite Falls Bank, the escrow agent, until they receive the minimum subscription amount of $18,000,000, including, for this purpose, any qualifying bridge loan proceeds, and secure a written commitment from one or more lenders for debt financing to construct and start-up the plant. The Company must receive the $18,000,000 minimum, including, for this purpose, any qualifying bridge loan proceeds, by August 31, 2004 and secure the debt financing commitment by September 30, 2004. The existing members must also approve particular amendments to the operating agreement before

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

they close. The Company will return the investments, other than qualifying bridge loan proceeds, to the investors promptly with interest if they do not satisfy these conditions.

5.	Commitments and Contingencies

      The Company has signed a non-binding letter of intent with a general contractor, who is also a member, for various design and construction services. The letter of intent stipulates that the engineer and general contractor will be engaged to construct a plant for approximately $43,000,000. The Company intends to begin construction in the summer of 2004 and anticipates total project costs to approximate $55,000,000.

      In addition to the equity the Company intends to raise by August 31, 2004 of $18,000,000 to $30,000,000, the Company will need to obtain debt financing of approximately $25,000,000 to approximately $37,000,000, depending upon the amount of equity raised, to fund the cost of the project. The Company needs to obtain a debt financing commitment by September 30, 2004. The Company does not currently have a written commitment to obtain the additional debt financing.

      In fiscal 2001, the Company made a nominal payment to obtain an option to purchase approximately 31 acres of land for a price of $168,000. This option expires on December 31, 2004. The Company is considering this parcel of land as a viable site for their ethanol plant.

      In March 2003, the Company made a nominal payment to obtain an option agreement to purchase approximately 25 acres of land for approximately $168,000. This agreement gives the Company until December 31, 2004 to exercise this option.

      In March 2001, the Company executed an agreement, as subsequently amended, with a member to serve as project coordinator. The agreement pays a maximum of $5,000 per month, renews every thirty days, and may be terminated by the Company at any time with no less than 10 days written notice.

      In February 2003, the Company entered into an agreement with an unrelated party to act as the Company’s project consultant. The agreement pays $1,250 per week, with a one-time bonus of $40,000 ($20,000 minimum in Company stock). This bonus is payable after the Company has raised the minimum amount of equity required to close on its public offering and has secured a loan commitment by a prospective lender sufficient to finance the Company’s project. As of March 31, 2004, $15,503 of these costs are included in accounts payable. The unrelated party has the option of receiving the balance of related services payable in a cash payment or in exchange for membership units, provided the offering is successful.

      In April 2003, the Company entered an agreement with an unrelated party to primarily focus on transportation, with an emphasis on rail rates, competing modes, transloading alternatives, potential rail-water outlets and new types of rail equipment. The consulting fee will be $75 per hour plus any out-of-pocket expenses, with fees prior to start up at a maximum of $10,000, at which $5,000 will be at risk. As of March 31, 2004, there were no costs included in accounts payable.

      In October 2003, the Company entered into a corn storage and grain handling agreement with a member. The parties agree that their obligations shall be subject to and conditioned upon final approval by the lenders and final financial close of the public offering. In addition, the member does agree that it shall execute a subscription agreement in connection with the above referenced public offering and that the minimum subscribed amount and contribution with respect to the project represented thereby shall be no less than $500,000.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Going Concern

      As shown in the accompanying financial statements, the Company incurred a net loss of $1,036,166 from inception to March 31, 2004. The Company has incurred a shortage of operating cash and has negative working capital. The Company had not raised the minimum equity offering amount by December 27, 2003 and the offering expired. The Company filed its second registration statement with the United States Securities and Exchange Commission which became effective February 2004. These factors create an uncertainty about the Company’s ability to continue as a going concern. Management of the Company has obtained a line of credit and is seeking additional grants, although they have not yet secured any commitments for such grants. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Appendix A

PRINCIPAL AMENDMENTS TO OPERATING AND MEMBER CONTROL AGREEMENT

SECTION 6

MANAGEMENT OF THE COMPANY

      6.1     Management.

      (a) The Company shall be managed by a Board of Governors whose members are elected, designated or appointed in accordance with Section 6.1(c). All powers of the Company shall be exercised by or under the authority of, and the business affairs of the Company managed under the direction of the Board of Governors in accordance with this Agreement. Individual Governors or Officers designated by the Board from time to time may act for or on behalf of the Company and execute all agreements on behalf of the Company and otherwise bind the Company as to third parties without the consent of the Members or remainder of the Board of Governors; provided, however, that with respect to those issues requiring approval of the Members under the Act or as set forth in this Agreement, such approval must first be obtained; and further provided, that except for those acts for which the approval of the Board of Governors is required by this Agreement, and except for those powers or acts specifically reserved to the Board of Governors by this Agreement, the Board of Governors shall have authority to appoint a management company to manage the business and affairs of the Company in accordance with agreements reached by the Board and any such management company from time to time.

      (b) The salaries and other compensation, if any, of the Governors for management services shall be fixed annually by a vote of a Majority of the Board.

      (c) The Board of Governors shall be comprised of natural persons as stated in the Articles of Organization. The Board of Governors shall consist of the following:

(i) Subject to Section 6.1(c)(vix), the Board of Governors shall consist of seven (7) individuals.

(ii) So long as it is a member and holds no less than 20% of the issued and outstanding Membership Units of the Company, Glacial Lakes Energy, LLC (“Glacial Lakes”) shall designate two (2) members to serve on the Board of Governors (the “Glacial Lakes Appointees”), and an alternate (the “Glacial Lakes Alternate”) to serve as described below. Glacial Lakes shall promptly appoint any replacements for such individuals if they resign and/or retire from the Board of Governors or from service as an alternate. If a Glacial Appointee is not available for, or during any part of, a meeting of the Board of Governors or to take action in writing in lieu of such a meeting, the Glacial Alternate is entitled to act as a Governor at such meeting, or during such part, or to take such action in writing (but only on behalf of one Glacial Appointee, if both are unavailable). In any event, if Glacial Lakes is no longer a member of the Company or holds less than 20% of the issued and outstanding Membership Units of the Company, then the Glacial Lakes Appointees and the Glacial Lakes Alternate shall be deemed to have resigned and, unless the provisions of Section 6.1(c)(iii) apply, the Glacial Lakes Appointees shall be replaced as At-Large Additional Governors under Section 6.1(c)(v).

(iii) If Glacial Lakes sells a number of its Membership Units comprising at least 20% of the issued and outstanding Membership Units of the Company to a single person or entity that is not an Affiliate of Glacial Lakes, the buyer of such Membership Units (the “Glacial Successor”) shall succeed to Glacial Lakes’ right to designate two (2) members to serve on the Board of Governors (the “Glacial Successor Appointees”), and the alternate (the “Glacial Successor Alternate”). The Glacial Successor’s right to designate the Glacial Successor Appointees and the Glacial Successor Alternate will terminate (and such Appointees and Alternate shall be deemed to have resigned and the Glacial Successor Appointees shall be replaced as At-Large Additional Governors under Section 6.1(c)(v)) upon the earlier of (x) the sale or other disposition of all or substantially all of the Glacial Successor’s assets, (y) the sale or other disposition (including whether by equity sale to, or merger or consolidation with or into, another person or entity) of a majority of the capital securities, or voting securities, of the Glacial Successor or (z) the date that the Glacial Successor no longer holds at least 20% of the issued and outstanding Membership Units of the Company. Glacial Lakes shall have no other right to assign the appointment of Governors or an alternate except as provided by this Section 6.1(c)(iii).

(iv) So long as it is a member and holds no less than 5% of the issued and outstanding Membership Units of the Company, Fagen, Inc. (“Fagen”) shall designate one (1) member to serve on the Board of Governors (the “Fagen Appointee”). Fagen shall promptly appoint any replacements for the Fagen Appointee in the event of his or her resignation and/or retirement from the Board of Governors. In the event that Fagen is no longer a member of the Company or holds less than 5% of the issued and outstanding Membership Units in the Company, then the Fagen Appointee shall be deemed to have resigned and Fagen’s Appointee shall be replaced as an At-Large Additional Governor under Section 6.1(c)(v).

(v) The remaining four Governors (the “At-Large Governors”), together with any Governor to be elected to fill a vacancy created by the deemed resignation above of a former Glacial Lakes, Fagen or Glacial Successor Appointee (an “At-Large Additional Governor”) shall be elected by the members of the Company. However, Glacial Lakes, Glacial Successor and Fagen shall not be entitled to vote with respect to the election of the At-Large Governors or any At-Large Additional Governor if Glacial Lakes, the Glacial Successor and/or Fagen, as applicable, continues to have the right to separately appoint one or more Governors above. The At-Large Governors and any At-Large Additional Governors shall together (by majority vote of all such Governors) designate an alternate (the “At-Large Alternate”) to serve as follows. If any At-Large Governor or At-Large Additional Governor is not available for, or during any part of, a meeting of the Board of Governors or to take action in writing in lieu of such a meeting, the At-Large Alternate is entitled to act as a Governor at such meeting, or during such part, or to take such action in writing (but only on behalf of one At-Large Governor or At-Large Additional Governor, if more than one is unavailable). The At-Large Governors and any At-Large Additional Governors shall together have the right to fill vacancies in the At-Large Governor and At-Large Additional Governor positions by majority vote.

(vi) The manner of election as to the At-Large Governors and any At-Large Additional Governors shall be by affirmative vote of a Majority in Interest of the members (excluding Glacial Lakes, the Glacial Successor and Fagen to the extent noted above) and as follows: at the First Annual Meeting of Members after the date hereof, one (or if greater, one-third rounded down to the nearest whole number) of the At-Large Governors and any At-Large Additional Governors shall be elected for a 3-year term (“Class One”); at the Second Annual Meeting of the Members after the date hereof, a second one (or if greater, one-half rounded down to the nearest whole number) of the total number of At-Large Governors and any At-Large Additional Governors that did not stand for election in Class One shall be elected to 3-year term (“Class Two”); and at the Third Annual Meeting of Members after the date hereof, the remaining At-Large Governors and At-Large Additional Governors shall be elected for a 3-year term (“Class Three”).

(vii) Each Governor shall serve until his or her successor is duly elected or, if earlier, until such Governor’s death, actual or deemed resignation or removal.

(viii) Each alternate, as designated above, shall be entitled to attend all Board functions and to receive and shall receive all information provided to the Governors; provided, however, that if legal counsel to the Company concludes that providing or sharing particular information with an alternate would jeopardize the Company’s attorney-client privilege, then the Company may withhold such information from the alternate.

(vix) The right is reserved to the Board of Governors to establish two (2) additional board seats upon such criteria as approved unanimously by the Board of Governors.

      6.5     Removal of a Governor. One or both of the Glacial Lakes Appointees may be removed from time to time with or without cause by Glacial Lakes. One or both of the Glacial Successor Appointees may be removed from time to time with or without cause by the Glacial Successor. The Fagen Appointee may be removed from time to time with or without cause by Fagen. Any other Governor may be removed from time to time with or without cause by a Majority in Interest of Members. However, Glacial Lakes, Glacial Successor and Fagen shall not be entitled to vote with respect to the removal of any At-Large Governors or any At-Large Additional Governor if Glacial Lakes, the Glacial Successor and/or Fagen, as applicable, continues to have the right to separately appoint one or more Governors under Section 6.1(c).

      6.6     Board Voting Requirements for Certain Issues.

      During such time that Glacial Lakes is a member of the Company and holds at least 20% of the issued and outstanding Membership Units of the Company, the following actions shall require the minimum vote, as set forth in each item, of the full Board of Governors before such decisions are binding or effective on the Company:

(i) Hiring of a manager or entering into an agreement to have management services provided to the Company shall require a two-thirds ( 2/3) vote.

(ii) The initial hiring of any marketer(s) or entering into an agreement to have marketing services provided to the Company (regarding the sale of ethanol, distillers grain, or any other products produced or sold by the Company) shall require a three-fourths ( 3/4) vote and any hiring thereafter shall require a two-thirds ( 2/3) vote.

(iii) The sale, lease, exchange or other disposition of any assets of the Company out of the ordinary course of business, except for sales of ethanol, distillers grain, or any other products produced or sold by the Company, the sale, lease, exchange or other disposition of all or substantially all of the Company’s assets or the merger or consolidation of the Company with or into any other Person shall require a three-fourths ( 3/4) vote.

(iv) Construction, whether repair, remodeling or new, exceeding an estimated cost of $1 million shall require a three-fourths ( 3/4) vote.

(v) Material changes (in excess of $50,000) in the plans or specifications of the Company’s proposed ethanol plant and the contract to design and construct the plant shall require a three-fourths ( 3/4) vote;

(vi) Approval of the amount and terms of debt financing and all documents and agreements entered into in connection therewith to construct and finance the start-up costs of the proposed ethanol plant shall require a three-fourths ( 3/4) vote;

(vii) The annual operating and capital budgets for each fiscal year shall require a two-thirds ( 2/3) vote;

(viii) Any contract, obligation, liability, disbursement or lawsuit settlement outside of the ordinary course of business in excess of $100,000 which is not part of the then-current fiscal year’s approved Annual Operating or Capital Budget (provided that necessary expenditures to meet operational emergencies at the proposed ethanol plan may be incurred prior to such approval if immediate action is required for the safety or operation of the proposed plant shall require a three-fourths ( 3/4) vote;

(ix) Any investment in excess of $100,000 which is not part of the then current fiscal year’s approval Annual Capital Budget shall require a three-fourths ( 3/4) vote;

(x) Other than in connection with the Company’s proposed initial public offering of Membership Units, the acceptance of additional capital contributions, the issuance of additional Membership Units, or the issuance of options or warrants to purchase Membership Units shall require a three-fourths ( 3/4) vote;

(xi) The determination of the gross asset values of the Company property shall require a three-fourths ( 3/4) vote;

(xii) Except as provided by Section 10 or in connection with the Company’s proposed initial public offering of Membership Units, the admission of additional or substitute members and the terms of such admission shall require a three-fourths ( 3/4) vote;

(xiii) The sufficiency of any legal opinion required or the waiver of any such legal opinion shall require a two-thirds ( 2/3) vote;

(xiv) Any tax elections made under this Agreement shall require a three-fourths ( 3/4) vote;

(xv) Any amendment to the Articles or this Agreement shall require a three-fourths ( 3/4) vote;

(xvi) The employment or termination of legal counsel shall require a unanimous vote and accounting and auditing firms a two-thirds vote (provided, however, that at any time that the Company is subject to the provisions of the Sarbanes-Oxley Act of 2002, the engagement and dismissal of the Company’s independent accountants shall vest solely with the Company’s Audit Committee);

(xvii) Entering into any new corn procurement agreement, or amending the FCE Corn Procurement Agreement in effect on the Effective Date of this Agreement, shall require a unanimous vote.

      6.7     Voting Requirements for Certain Items Reserved for Member Approval. During such time that Glacial Lakes is a member of the Company and holds at least 20% of the issued and outstanding Membership Units of the Company, the following actions require Member approval (in addition to such other Member or Board approvals required by this Agreement) of a minimum two-thirds ( 2/3) vote of Membership Units of the Company at a meeting of Members at which at quorum is present:

(i) Issue Membership Units in the Company (subsequent to the final closing of the Company’s proposed initial public offering of Membership Units) at less than $1,000 per unit;

(ii) Sell, lease, exchange or otherwise dispose of all or substantially all of the assets of the Company;

(iii) Merger or consolidation of the Company with or into any other Person;

(iv) A change in the business purpose of the Company; or

(v) Voluntary dissolution of the Company.

      6.11     Quorum. The presence of a Majority of the Governors shall constitute a quorum for the transaction of business. If a quorum is not present at a meeting, a majority of the Governors represented may adjourn the meeting from time to time without further notice. If proper notice is not given, or waived, there must be at least one (1) Governor of or appointed by Glacial Lakes present in order to conduct business.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 27.     Exhibits.

INDEX TO EXHIBITS

		Method
		of
Exhibit	Description	Filing

3.1	Articles of Organization	1
3.2	Form of Fifth Amended and Restated Operating and Member Control Agreement	2
4.1	Form of membership unit certificate	1
4.2	Form of Escrow Agreement	3
5.1	Opinion of Messerli & Kramer P.A. as to the legality of the membership units being offered	3
8.1	Opinion of Messerli & Kramer P.A. as to certain tax matters	3
10.1	Option Agreement for purchase of property	1
10.2	Form of Grain Procurement Agreement with Farmers Cooperative Elevator Company	2
10.3	Option Agreement for purchase of additional property	3
10.4	Form of Operating and Management Agreement with Glacial Lakes Energy, LLC	2
10.5	Form of Consulting Agreement with Glacial Lakes Energy, LLC	2
10.6	Form of letter to prior investors	2
23.1	Consent of Messerli & Kramer P.A. (contained in Exhibit 8.1 to this Registration
	Statement)	3
23.2	Consent of Boulay, Heutmaker, Zibell & Co. P.L.L.P	2
24	Power of Attorney	3

(1)	Incorporated by reference to the exhibit of the same number on our Registration Statement on Form SB-2, No. 333-99065, originally filed on August 30, 2002.

(2)	Filed herewith.

(3)	Previously filed as part of this Registration Statement.

II-1

SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Granite Falls, State of Minnesota, on July 20, 2004.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

By	/s/ PAUL ENSTAD

Paul Enstad,
Chairman and Chief Manager

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 20, 2004.

/s/ PAUL ENSTAD Paul Enstad	Chairman, Chief Manager and Governor

/s/ SCOTT DUBBELDE* Scott Dubbelde	Vice Chairman and Governor

/s/ JULIE OFTEDAHL-VOLSTAD* Julie Oftedahl-Volstad	Secretary and Treasurer and Governor (Principal Financial and Accounting Officer)

/s/ MYRON D. PETERSON* Myron D. Peterson	Governor

/s/ SHANNON JOHNSON* Shannon Johnson	Governor

/s/ STEVEN H. CORE* Steven H. Core	Vice President of Operations and Governor

*	signed by Paul Enstad, attorney-in-fact

II-2

INDEX TO EXHIBITS

		Method
		of
Exhibit	Description	Filing

3.1	Articles of Organization	1
3.2	Form of Fifth Amended and Restated Operating and Member Control Agreement	2
4.1	Form of membership unit certificate	1
4.2	Form of Escrow Agreement	3
5.1	Opinion of Messerli & Kramer P.A. as to the legality of the membership units being offered	3
8.1	Opinion of Messerli & Kramer P.A. as to certain tax matters	3
10.1	Option Agreement for purchase of property	1
10.2	Form of Grain Procurement Agreement with Farmers Cooperative Elevator Company	2
10.3	Option Agreement for purchase of additional property	3
10.4	Form of Operating and Management Agreement with Glacial Lakes Energy, LLC	2
10.5	Form of Consulting Agreement with Glacial Lakes Energy, LLC	2
10.6	Form of letter to prior investors	2
23.1	Consent of Messerli & Kramer P.A. (contained in Exhibit 8.1 to this Registration
	Statement)	3
23.2	Consent of Boulay, Heutmaker, Zibell & Co. P.L.L.P	2
24	Power of Attorney	3

(1)	Incorporated by reference to the exhibit of the same number on our Registration Statement on Form SB-2, No. 333-99065, originally filed on August 30, 2002.

(2)	Filed herewith.

(3)	Previously filed as part of this Registration Statement.